Filed pursuant to Rule 433 Registration Statement No. 333-238458-02

Credit Suisse

US Structured Notes

Credit Suisse AG (“Credit Suisse”), a corporation established under the laws of, and licensed as a bank in Switzerland, is a wholly-owned subsidiary of Credit Suisse Group. Credit Suisse’s registered head office is in Zurich, and it has additional executive offices and principal branches located in New York, London, Hong Kong, Singapore and Tokyo.

Credit Suisse Structured Products

For more than 25 years, Credit Suisse has offered a broad range of innovative structured products to retail, high net-worth and institutional investors, striving to provide clients with best in class pre and post-trade services.

Credit Suisse’s SEC registered structured products are securities which provide a return based on the performance of one or more underlying assets and may align potential returns with an investor’s appetite for risk and reward. The underlying assets can include, but are not limited to:

■	Equities; a single stock, a basket of stocks, an exchange- traded fund or an index

■	Commodities; metals, agricultural, oil or a commodity basket or index

■	Currencies; a single foreign exchange rate or a basket of foreign exchange rates

■	Interest rates; SOFR or CMS rates

■	Proprietary indices; various underlying asset classes

Credit Suisse structured products offer tailored investment strategies designed to meet evolving investment objectives. Credit Suisse seeks to collaborate with clients and advisors alike to find solutions that match investment needs. These structured products may feature:

■	Market participation, return of full or partial principal amount

■	Yield enhancement with periodic income to manage cash flow

■	Participation which may be leveraged and may achieve enhanced returns

■	Mitigation of downside exposure through buffers and knock- in features

Structured products issued by Credit Suisse are senior unsecured obligations of Credit Suisse. Any payment or delivery on them is subject to Credit Suisse’s ability to meet its obligations as they become due.

Structured products are complex instruments that involve a high degree of risk and are intended for sale only to investors who understand and are willing to assume the risks involved. The market value of structured products may be influenced by factors such as expected and actual volatility of an underlying asset, time to maturity of the securities, dividend rates and interest rates in the market generally, expectations about inflation and geopolitical conditions and economic, financial, political, regulatory, judicial or other events that affect underlying assets or markets generally, and the creditworthiness of Credit Suisse. Any investor interested in purchasing a structured product should conduct their own investigation and analysis of the structured product and consult with their own professional advisers as to the risks involved in making such a purchase.

Credit Suisse has filed a registration statement (including prospectus supplement and prospectus) with the Securities and Exchange Commission (the “SEC”), for the offering of securities. Before you invest, you should read the applicable Pricing Supplement, the Prospectus Supplement dated June 18, 2020 and Prospectus dated June 18, 2020, to understand fully the terms of any offering of securities and other considerations that are important in making a decision about investing in such securities. You may get these documents without cost by visiting Edgar on the SEC website at www.sec.gov.

Alternatively, Credit Suisse, Credit Suisse Securities (USA) LLC, or any agent or dealer participating in an offering will arrange to send you the applicable Pricing Supplement, Prospectus Supplement, and Prospectus if you so request by calling +1 877 927 7335.

Connect with us Credit Suisse New York Structured Products desk Group contact number: 1-877-927-7335 Group email address: list.isg-nyc@credit-suisse.com

CREDIT SUISSE SECURITIES (USA) LLC

Investment Bank | Global Trading Solutions

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New York NY 10010-3629

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